June 16, 2010

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:         BorgWarner Inc. (the “Company”)
Form 10-K for the year ended December 31, 2009
File Number 1-12162

Dear Mr. Humphrey:

We have prepared the following response to the comments contained in your letter dated June 9, 2010 regarding the above referenced 10-K filing.  We will revise in future filings our segment disclosures to reflect your feedback.  For your convenience, we have incorporated sections of your letter preceding our response. Additionally, we included underlined changes to our December 31, 2009 segment disclosures to highlight our proposed changes to our future filings.

SEC Comment #1:
We have reviewed your responses to our prior comments 7 and 8.  Your response does not appear to be entirely consistent with the narrative discussion in your footnote and/or with the disclosure requirements set forth in FASB ASC 280-10-50-28.  To facilitate our understanding of your response, please provide us with additional information about the specific measure of segment profit or loss used by the CODM to assess segment performance and allocate resources.  Paragraph 3 of your footnote states “The Company believes that EBIT is useful to demonstrate the operational profitability of segments by excluding restructuring expense, goodwill impairment charge, interest, income taxes and non-controlling interest…” This description appears to be consistent with the numerical measure of profit or loss you are disclosing to comply with the requirements of ASC 280-10-50-22.  If this is the single measure of segment profit or loss used by your CODM, then your numerical presentation and accompanying narrative disclosures appear to be appropriate.  However, you should refer to that measure as “Adjusted EBIT” because “EBIT” is generally understood to refer to earnings before interest and taxes.

SEC Comment #2
However, if the specific measure of segment profit or loss used by your CODM is EBIT (i.e. earnings before interest and taxes only), the measure of profit or loss for each reportable segment that you disclose in your footnote in accordance with the requirements of ASC 280-10-50-22 should be reported on that basis.  In addition, the narrative in your footnote should address that measure of profit or loss exclusively.  Please note that, if your CODM uses both measures of segment profit or loss (i.e. both EBIT and Adjusted EBIT) for purposes of assessing segment performance and allocating resources, you should report the (single) measure most consistent with those used in measuring the corresponding amounts in your consolidated financial statements.  Given these two alternatives, EBIT would be the most consistent measure.  Your attention is invited to ASC 280-10-50-28 for guidance.  Please further clarify for us the measure of segment profitability or loss that you are required to report for GAAP purposes.

SEC Comment #3
Finally, your primary MD&A discussion of segment profitability should be based upon the measure that you report for GAAP purposes.  If you also consider a second profitability measure (e.g. adjusted EBITDA) to be of importance, you may also present that non-GAAP measure and discuss it following your GAAP based discussion.  Please clearly label that portion of the narrative discussion as non-GAAP and comply with the applicable requirements of Regulation G and Item 10 (e) of Regulation S-K.

Company Response to SEC Comment #1, #2 and #3:

Adjusted EBIT is the measure of segment profit or loss used by the Company’s Chief Operating Decision Maker to assess segment performance and allocation of resources.  Adjusted EBIT is defined as earnings before interest and taxes (“EBIT”) adjusted for restructuring, goodwill impairment charges, affiliates’ earnings, noncontrolling interest and other items not reflective of on-going operating profits (loss).  In future filings, the Company will revise its MD&A section as well as the segment disclosure as follows:

The Company’s business is comprised of two reporting segments: Engine and Drivetrain.  These segments are strategic business groups, which are managed separately as each represents a specific grouping of automotive components and systems.

The Company allocates resources to each segment based upon the projected after-tax return on invested capital (“ROIC”) of its business initiatives.  The ROIC is comprised of earnings before interest and taxes (“EBIT”) adjusted for restructuring, goodwill impairment charges, affiliates’ earnings, noncontrolling interest and other items not reflective of on-going operating profit or loss (“Adjusted EBIT”) compared to the projected average capital investment required.

Adjusted EBIT is the measure of segment profit or loss used by the Company’s Chief Operating Decision Maker.   The Company believes Adjusted EBIT is most reflective of the operational profitability or loss of our reporting segments.  Adjusted EBIT is considered a non-GAAP financial measure.  A non-GAAP financial measure is a numerical measure of a Company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP.  “Earnings” is intended to mean net earnings (loss) attributable to BorgWarner Inc. as presented in the Consolidated Statements of Operations under GAAP.  Although the Company believes that Adjusted EBIT enhances understanding of its business performance, it should not be considered an alternative to, or more meaningful than, net earnings (loss) attributable to BorgWarner Inc. or cash flows from operations as determined in accordance with GAAP.

The Company’s second quarter 2010 segment table will be adjusted as well to reflect the updated language above.  We will clearly label any discussion on our Adjusted EBIT figures in future filings as non-GAAP discussion.

As requested by the Commission, the Company acknowledges the following representations:

▪           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide additional clarification concerning the comments raised in your correspondence and to improve overall disclosure in our future filings with the Commission. If you have additional questions or comments, please contact me at 248-754-0801.

Very truly yours,

/s/ Ronald T. Hundzinski
Ronald T. Hundzinski
Vice President and Controller

cc:      Ms. Amy Geddes
Staff Accountant
United States Securities and Exchange Commission

Ms. Margery Reich
Staff Accountant
United States Securities and Exchange Commission